UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

fuboTV Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Series AA Convertible Preferred Stock
(Title of Class of Securities)

35953D203
(CUSIP Number of Class of Securities)

David Gandler

Chief Executive Officer

fuboTV Inc.

1330 Avenue of the Americas

New York, NY 10019

(212) 672-0055
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Robert G. Day, Esq.	Simone Nardi
Douglas K. Schnell, Esq.	Chief Financial Officer
Mark G.C. Bass, Esq.	Gina Sheldon, Esq.
Wilson Sonsini Goodrich & Rosati,	General Counsel
Professional Corporation	fuboTV Inc.
650 Page Mill Road	1330 Avenue of the Americas
Palo Alto, CA 94304-1050	New York, NY 10019
(650) 493-9300	(212) 672-0055

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$286,043,381.04	$31,207.33

*	Estimated solely for purpose of calculating the registration fee pursuant to Rule 457(f)(2) under the Securities Act of 1933, as amended (the “Securities Act”), and based on the product of $17.52, the book value of each share of Series AA Convertible Preferred Stock as of December 31, 2020, and 16,326,677, the maximum number of shares of Series AA Convertible Preferred Stock to be exchanged in the exchange offer. Because there is no trading market for the Series AA Convertible Preferred Stock, the value of the Series AA Convertible Preferred Stock was based on its book value as of December 31, 2020.
**	The amount of the filing fee calculated in accordance with Rule 0-11(a)(2) of the Securities Exchange Act of 1934, as amended.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $31,207.33
Form or Registration No.: Form S-4
Filing Party: fuboTV Inc.
Date Filed: January 26, 2021
[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed by fuboTV Inc., a Florida corporation (the “Company”), with the Securities and Exchange Commission on January 27, 2021 (as previously amended and supplemented, the “Schedule TO”), relating to an offer (the “Exchange Offer”) by the Company to exchange up to 16,326,677 of the Company’s outstanding Series AA Convertible Preferred Stock (the “Series AA Preferred Stock”) for two shares of the Company’s common stock per share of Series AA Preferred Stock.

The Exchange Offer commenced on January 27, 2021 and expired at 5:00 p.m., New York City time, on February 26, 2021. The Exchange Offer was made upon the terms and subject to the conditions set forth in the prospectus, dated January 26, 2021, as amended (the “Prospectus”), which is exhibit (a)(1)(i) hereto and which forms a part of the Registration Statement on Form S-4, as amended (Reg. No. 333-252445) filed with the Securities and Exchange Commission on January 26, 2021 (the “Registration Statement”) and in the related letter of transmittal.

This Schedule TO is amended and supplement by this Amendment No. 3 as follows:

Item 4. Terms of the Transaction.

Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the following:

The Exchange Offer expired at 5:00 p.m., New York City time, on February 26, 2021 (the “Expiration Date”). In the Exchange Offer, 13,412,246 shares of Series AA Preferred Stock, representing 100% of the outstanding shares of Series AA Preferred Stock, were validly tendered and not withdrawn as of the Expiration Date. The Company will exchange 26,824,492 shares of the Company’s common stock for the Series AA Preferred Stock accepted in the Exchange Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

FUBOTV INC.

Date: March 1, 2021	By:	/s/ David Gandler
	Name:	David Gandler
Chief Executive Officer